OFI SteelPath, Inc.

2100 McKinney Avenue, Suite 1401

Dallas, TX 75201

Dated as of December 17, 2012

The Board of Directors

Oppenheimer SteelPath Master MLP Fund, LLC

6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Directors:

OFI SteelPath, Inc. (“OFI SteelPath”) hereby offers to purchase 10,000 shares of Oppenheimer SteelPath Master MLP Fund, LLC (the “Fund”), at a net asset value per share of $10.00 for an aggregate purchase price of $100,000.

In connection with such purchase, OFI SteelPath represents that such purchase is made for investment purposes by OFI SteelPath without any present intention of redeeming or selling such shares.

Very truly yours,

OFI SteelPath, Inc.

By:

/s/ Arthur S. Gabinet

General Counsel